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July 15, 2021
VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences Division of Corporation Finance United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attn: Cara Wirth Mara Ransom
Re: Absci Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed July 8, 2021
File No. 333-257553
Ladies and Gentlemen:
This letter is being submitted on behalf of Absci Corporation (the “Company”) in response to comments contained in the letter dated July 14, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Sean McClain, Chief Executive Officer of the Company, with respect to the Company’s submission of the Amendment No. 1 to Registration Statement on Form S-1 that was submitted on July 8, 2021 (the “Registration Statement”). The Company is concurrently submitting an Amendment No. 2 to the Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.
The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Cara Wirth of the Commission.
Letter from Sean McClain, founder & CEO, page 120
1.Please revise to provide sources and/or citations for the following statements or recharacterize them as your beliefs:
•"We’ve seen the protein-based drug landscape grow exponentially."
•"Biopharmaceutical pipelines are full of up-and-coming biologics, and the industry has nearly boundless ideas for new proteins that have yet to enter clinical development."
•"Mammalian cells are costly to maintain, slow and intractable to engineer, and although they have proven capable of making human antibodies, they are not readily adaptable to making new types of proteins."

United States Securities and Exchange Commission
July 15, 2021

•"By marrying cutting-edge artificial intelligence with synthetic biology, we are stepping beyond the constraints of nature’s evolutionary trajectory, opening up a new sequence space for potential proteins, and even adding new letters to the amino acid alphabet to realize new possibilities for drug discovery."
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 121 of the Amendment accordingly. The Company further respectfully advises the staff that its statement that "mammalian cells are costly to maintain, slow and intractable to engineer, and although they have proven capable of making human antibodies, they are not readily adaptable to making new types of proteins" is supported by the article “Recent Developments in Bioprocessing of Recombinant Proteins,” published by Nagesh K. Tripathi and Ambuj Shrivastava in Frontiers in Bioengineering and Biotechnology and additional source documentation previously provided supplementally to the Staff on June 15, 2021.
Computational Antibody & Target Discovery, page 154
2.We note your statement that "[t]his is a potentially powerful approach to enable rapid response to emerging infectious diseases through efficient identification of antibodies that could be useful for diagnostic and/or therapeutic interventions." Please provide supplemental support for this statement or recharacterize it as management's beliefs.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 155 of the Amendment accordingly.
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United States Securities and Exchange Commission
July 15, 2021

If you require additional information, please telephone the undersigned at (415) 733 6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

Enclosures:
cc:	Sean McClain, Absci Corporation
Kingsley Taft, Goodwin Procter LLP
Brian J. Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP
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